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                               BAKER & MCKENZIE
                               ATTORNEYS AT LAW
                                  SUITE 1600
                                BARNETT TOWER
                             701 BRICKELL AVENUE
                          MIAMI, FLORIDA  33131-2827
                           TELEPHONE (305) 789-8900
                       CABLE ABOGADOMIA - TELEX 592386
                           FACSIMILE (305) 789-8953


                             December 4, 1996



VIA EDGAR



Securities and Exchange Commission
Stop 3-5 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549


                Re:     AVTEAM, INC.


Ladies and Gentlemen:


        On behalf of our client AVTEAM, Inc. (the "Company"), we hereby request that the Company's Registration Statement on Form S-1, as amended (the "Registration Statement"), be withdrawn pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. None of the Company's Shares of common stock, par value $.01 per share, covered by the Registration Statement have been offered or sold.

        Because of unfavorable market conditions, the Company and Dillon, Read & Co. Inc. and Alex, Brown & Sons Incorporated, the underwriters, decided on August 22, 1996, that the offering and sale of the Common Stock pursuant to the Registration Statement be terminated and the Registration Statement be withdrawn.

        Please contact the undersigned if you have any questions.

                                Very truly yours,


                                /s/ Michael Hoffman
                                ----------------------
                                    Michael H. Hoffman